Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year First Quarter 2016 Financial Results

TOKYO, August 7, 2015 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2015 (the “first quarter 2016”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

First Quarter 2016 Financial Highlights

•                  Net sales increased by 30.9% year over year to JPY1,726.6 million (US$14.1 million).

•                  Net sales from eDiscovery solutions increased by 35.5% year over year to JPY1,634.3 million (US$13.4 million).

“The first quarter of fiscal 2016 marked UBIC’s fourth consecutive quarter of robust revenue growth, reflecting the solid execution of our expansion strategy in the United States,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Our advanced technology platform, expertise, and rapidly expanding North American presence will pave the way for us to continue to address the diverse and dynamic demands of the legal sector as we also expand into new fields where our technology is proving increasingly viable.

“We remain resolutely focused on developing our business in North America, as it is the largest eDiscovery market. Our acquisition of TechLaw Solutions (“TLS”) in August 2014 has led to rapid growth in large-scale review projects in the U.S. market. To meet this elevated demand, we recently established a review center in Washington D.C. As a result, we are very well positioned to develop business and serve eDiscovery clients on the East Coast of the U.S. Recognizing the initial success and potential of our East Coast initiatives, on July 31, 2015, we acquired all of the shares EvD, Inc. (“EvD”), an eDiscovery service provider based in San Francisco, for the purpose of extending our existing market coverage on the West Coast. The regional synergy between EvD and TLS affords us great potential to become a leading eDiscovery provider on both coasts, and will open doors at many of the top law firms and multinational corporations in some of the largest U.S. cities. Furthermore, EvD’s Philippines operation center will help us to gradually reduce expenses associated with handling North American eDiscovery projects.

“Our technology platform continues to be the backbone of our company. In the recent quarter, we greatly enhanced the functionality of our “Lit i View EMAIL AUDITOR”, in order to provide its more than 5,000 users with greater efficiency and accuracy of email audits, and expedited detection of, and response to, signs of fraud. As we see accelerating adoption of our solutions among our eDiscover customers, we are actively developing tailored offerings and building partnerships to bridge our proprietary AI-based solutions into new fields such as health care, marketing, finance, and beyond. The increasing demand for our products across a widening spectrum of industries reflects the strong potential of solutions powered by UBIC’s AI technology. As we continue to evaluate opportunities to expand our business through both partnerships and acquisitions, UBIC is well positioned to drive the adoption of our AI-based technology on a global scale.”

First Quarter 2016 Financial Results

SALES: Net sales for the first quarter 2016 increased by 30.9% to JPY1,726.6 million (US$14.1 million) from JPY1,318.6 million in the prior year period. This increase was primarily due to the receipt of several large-scale orders from multiple companies in Japan and the expansion of business in North America.

GROSS PROFIT: For the first quarter 2016, gross profit increased by 1.8% to JPY691.5 million (US$5.7 million) from JPY679.4 million in the prior year period. Gross margin was 40.0% in the first quarter 2016 compared with 51.5% in the prior year period. The decline in gross margin was primarily attributable to the phase and timing of several large-scale projects.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the first quarter 2016 increased by 24.7% to JPY714.4 million (US$5.9 million) from JPY573.0 million in the prior year period.

Operating loss was JPY22.9 million (US$0.2 million) compared to an operating income of JPY106.5 million in the prior year period, primarily due to the phase and timing of several large-scale projects as well as expenses associated with researching M&A opportunities.

NET INCOME (LOSS): Net loss for the first quarter 2016 was JPY18.5 million (US$0.2 million) as compared to a net income of JPY82.3 million in the prior year period.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the first quarter 2016 was JPY0.52 (US$0.004) from a net income per ordinary share (basic) of JPY2.39 in the prior year period.

As of June 30, 2015, the Company had a total of 35,491,360 ordinary shares outstanding, or the equivalent of 17,745,680 ADSs. Every two shares of the Company’s common stock represented one ADS.

BALANCE SHEET: As of June 30, 2015, the Company’s cash and deposits were JPY2,528 million (US$20.7 million).

Financial Outlook

For the fiscal year ending March 31, 2016, the Company expects sales to be approximately JPY8,000 million (US$65.5 million), representing year-over-year growth of approximately 27.5%; and operating income to be approximately JPY600 million (US$4.9 million). These forecasts do not reflect the impact of the acquisition of EvD. The impact of the EvD acquisition on the Company’s consolidated results for the fiscal year ending March 31, 2016 is currently under review.  UBIC will make a further announcement if this review finds matters that will trigger any disclosure requirements.

Recent Developments

•                  July 31, 2015 — UBIC Acquires EvD, Inc.

In order to extend UBIC’s market presence in North America from the eastern U.S. region, primarily served by its recently acquired TLS subsidiary, to the western U.S. region, the Company acquired all of the outstanding shares of EvD, Inc. and made it a subsidiary. EvD, Inc. is an eDiscovery service provider based in San Francisco, with branches in New York and Phoenix, Arizona and an operation center in Manila, Philippines, which mainly serves legal and corporate clients in the western U.S.

•                  July 10, 2015 - UBIC Establishes Review Center in Washington, D.C.

In order to meet demands for large-scale review projects in the U.S. market, UBIC has established a new review center in Washington D.C. This location will better position UBIC to handle large-scale review projects for customers in the region.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY122.1 to US$1.00, the noon buying rate in effect on June 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “VIRTUAL DATA SCIENTIST” or VDS. UBIC’s VDS technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The VDS incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC